                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.   3  )*
                                           -----


                                MGM GRAND, INC.
         -------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
         -------------------------------------------------------------
                        (Title of Class of Securities)

                                   552953101
                   -----------------------------------------
                                 (CUSIP Number)


                           ANTHONY L. MANDEKIC, ESQ.
                             TRACINDA CORPORATION
                        4045 SPENCER STREET, SUITE A-57
                            LAS VEGAS, NEVADA 89119
                                (702) 737-8060
          -----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               FEBRUARY 15, 1994
                   -----------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 11 Pages

- -----------------------                                 ----------------------
  CUSIP NO. 552953101                   13D               PAGE 2 OF 11 PAGES
- -----------------------                                 ----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kirk Kerkorian

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [_]
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            35,621,265

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             35,621,265

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      35,261,265

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]
12

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      72.9%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                 ----------------------
  CUSIP NO. 552953101                   13D               PAGE 3 OF 11 PAGES
- -----------------------                                 ----------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Tracinda Corporation

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [_]
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Nevada

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            31,726,859

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             31,726,859

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      31,726,859

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [X]
12

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      65.0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Reference is hereby made to that certain Schedule 13D relating to MGM Grand, Inc. Common Stock, $.01 par value per share, filed by Kirk Kerkorian and Tracinda Corporation, a Nevada corporation wholly-owned by Mr. Kerkorian. Such
Schedule 13D, as previously amended, is hereinafter referred to as the "Schedule" and is hereby amended and restated as follows:

     Item 1.  Security and Issuer.
              -------------------

     This Schedule relates to the Common Stock, $.01 par value per share (the "Common Stock"), of MGM Grand, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 3155 West Harmon Avenue, Las Vegas, Nevada 89103.

     Item 2.  Identity and Background.
              -----------------------

     This Schedule is being filed on behalf of Kirk Kerkorian and Tracinda Corporation ("Tracinda"), a Nevada corporation wholly-owned by Mr. Kerkorian. Tracinda is an investment company.

     Tracinda's principal business and office address is 4045 South Spencer Street, Suite A-57, Las Vegas, Nevada 89119. During the last five years, Tracinda has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Kerkorian is Tracinda's Chief Executive Officer and sole director. Tracinda's other officer is Anthony L. Mandekic. The following information is supplied with respect to Mr. Kerkorian and Mr. Mandekic.

     I.    1(a)  Kirk Kerkorian.

           1(b) Mr. Kerkorian's business address is 4045 South Spencer Street, Suite A-57, Las Vegas, Nevada 89119.

           1(c) Mr. Kerkorian's principal occupation or employment is serving as Tracinda's principal executive officer. In addition, Mr. Kerkorian is a director of the Company, and a member of the Company's Executive Committee. Tracinda is the principal stockholder of the Company. The Company is engaged in the hotel and gaming business and the charter airline business.

           1(d)-(e) During the last five years, Mr. Kerkorian has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           1(f)  Mr. Kerkorian is a citizen of the United States.

     II.   2(a)  Anthony L. Mandekic.

           2(b) Mr. Mandekic's business address is 4045 South Spencer Street, Suite A-57, Las Vegas, Nevada 89119.

     2(c) Mr. Mandekic's principal occupation or employment is serving as Secretary/Treasurer of Tracinda.

     2(d)-(e) During the last five years, Mr. Mandekic has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     2(f)  Mr. Mandekic is a citizen of the United States.

     Item 3.  Source and Amount of Funds or Other Consideration.
              -------------------------------------------------

     On August 7, 1991, Tracinda acquired 8,333,334 shares of Common Stock and on August 21, 1991, Tracinda acquired 1,189,998 shares of Common Stock for an aggregate purchase price of $114,279,984. Such purchase price was funded from Tracinda's working capital. None of such funds were borrowed.

     On October 2, 1992, Tracinda acquired 4,305,563 shares of Common Stock and on October 15, 1992, Tracinda acquired 1,176,773 shares of Common Stock for an aggregate purchase price of $95,940,880. Such purchase price was funded by working capital and an aggregate of $48,500,000 of borrowings under a bank credit agreement dated as of June 27, 1991 (the "Credit Agreement"), a copy of which has been previously filed as an exhibit to this Schedule.

     On February 15, 1994, Tracinda sold all of the First Mortgage Notes of MGM Grand Hotel Finance Corp., a wholly-owned subsidiary of the Company, previously held by it, an aggregate of $30,000,000 principal amount.

     Except to the extent indicated above, Mr. Kerkorian and Tracinda and the persons named in Item 2 of the Schedule presently have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

     Item 5.  Interest in Securities of the Issuer.
              ------------------------------------

     (a)-(b) The following table sets forth information with respect to shares of the Common Stock beneficially owned by each person or entity named in Item 2 hereof as of February 15, 1994. Mr. Kerkorian has sole voting and investment power with respect to the shares held by him and Tracinda, and Mr. Mandekic has sole voting and investment power with respect to the shares held by him, subject to applicable community property laws.

                          Number of      Percent of
Name                       Shares      Outstanding(1)
- -----                   -------------  --------------

Tracinda Corporation    31,726,859(2)         65.0%

Kirk Kerkorian          35,621,265            72.9%

Anthony Mandekic             1,000              (3)
- ---------

(1) Computed on the basis of 48,844,831 shares outstanding, as reported on the Company's Form 10-Q for the quarterly period ended September 30, 1993.

(2)  Excludes 3,894,406  shares of Common Stock owned directly by Mr. Kerkorian.

(3)  Less than 1%.

     (c)  On December 21, 1993, Mr. Mandekic acquired (through his IRA) 1,000
     ------------------------------------------------------------------------
shares of Common Stock in the open market for $38,625 ($38.625 per share, net of
- --------------------------------------------------------------------------------
commissions).
- --------------

     (d) No person other than the persons named in Item 5(a)(b) has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock to which this Schedule relates.

     (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or Relationships with
               -------------------------------------------------------------
               Respect to Securities of The Issuer.
               -----------------------------------
     The Credit Agreement provides that if Tracinda's borrowings thereunder exceed $50,000,000, Tracinda may pledge certain of its securities of the Company.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Kerkorian, Tracinda and the other individuals named in Item 2 hereof and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7.  Material to be Filed as Exhibits.
              --------------------------------
     A.   Joint Filing Agreement.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

DATED:  February 17, 1994

                                        TRACINDA CORPORATION,
                                        a Nevada corporation



                                        By /s/ ANTHONY L. MANDEKIC
                                           -----------------------------
                                           Anthony L. Mandekic
                                           Secretary/Treasurer




                                        /s/ KIRK KERKORIAN
                                        --------------------------------
                                        Kirk Kerkorian

                        AGREEMENT RE SCHEDULE 13D FILING
                        --------------------------------

     Pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees and acknowledges that the
Schedule 13D to which this Agreement is attached as an exhibit is being filed on behalf of each of them.

DATED:  February 17, 1994

                                        TRACINDA CORPORATION,
                                        a Nevada corporation



                                        By:  /s/ ANTHONY L. MANDEKIC
                                             ---------------------------
                                             Anthony L. Mandekic
                                             Secretary/Treasurer



                                        /s/ KIRK KERKORIAN
                                        --------------------------------
                                        Kirk Kerkorian

                                   EXHIBIT A